Exhibit 4.0(vi)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, OceanFirst Financial Corp. (“OceanFirst”), the registrant and the registered banking holding Company or OceanFirst Bank N.A. (“OceanFirst Bank”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, par value $0.01 per share (“Common Stock”), and preferred stock, par value $0.01 per share (“Preferred Stock”).

Description of Capital Stock

The following is a brief description of the terms of the capital stock of OceanFirst. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Delaware General Corporation Law (“DGCL”), OceanFirst’s certificate of incorporation, as amended, and OceanFirst’s bylaws, and, where applicable, federal banking law. Copies of OceanFirst’s certificate of incorporation and amended and restated bylaws have been filed with the Securities Exchange Commission and are also available upon request from OceanFirst.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2020, there were (i) 61,040,894 shares of OceanFirst common stock issued and 60,392,043 shares outstanding, (ii) 648,851 shares of OceanFirst common stock held in treasury, (iii) 406,794 shares of OceanFirst common stock reserved for issuance in respect of awards of restricted OceanFirst common stock or 1,016,984 shares upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (iv) 27,339 shares reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank, and (v) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.

OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions
OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.

Voting Rights
The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, holders of common stock are entitled to one vote per share and do not have any right to cumulate votes in the election of directors. OceanFirst’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in OceanFirst’s certificate of incorporation limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.

Liquidation Rights
In the event of OceanFirst’s liquidation, dissolution or winding-up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding-up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights
Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.

Restrictions on Ownership
Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of a Federal Deposit Insurance Corporation (“FDIC”) insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the Bank Holding Company Act of 1956, as amended (the “BHC Act”) would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the Federal Reserve Board before acquiring more than 5% of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the Federal Reserve System before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who (a) owns, controls or has the power to vote 25% or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock
OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2020, there were 57,370 shares issued of OceanFirst Series A Preferred Stock. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Series A Preferred Stock

Ranking
Shares of the Series A Preferred Stock rank, with respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up:

•senior to common stock and to any class or series of capital stock OceanFirst may issue that is not expressly stated to be on parity with or senior to the Series A Preferred Stock;
•on parity with, or equally to, any class or series of capital stock expressly stated to be on parity with the Series A Preferred Stock, including the Series A Preferred Stock; and
•junior to any class or series of capital stock expressly stated to be senior to the Series A Preferred Stock (issued with the requisite consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock).

Dividends
Dividends on shares of the Series A Preferred Stock are discretionary and will not be cumulative. Holders of the Series A Preferred Stock will be entitled to receive, if, when, and as declared by the board of directors or a duly authorized committee of board of directors, out of legally available assets, non-cumulative cash dividends quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2020 (each such date being referred to herein as a “dividend payment date”) based on a liquidation preference of $1,000 per share (equivalent to $25 per depositary share).

If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including the original issue date to, but excluding, May 15, 2025 or the date of earlier redemption (the “fixed rate period”), at a rate of 7.00% per annum. If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including May 15, 2025 to, but excluding, the date of earlier redemption (the “floating rate period”), at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of 684.5 basis points. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Dividends on shares of the Series A Preferred Stock are not cumulative. Accordingly, if board of directors or a duly authorized committee of board of directors does not declare a full dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and OceanFirst will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

Priority of Dividends
The Series A Preferred Stock will rank junior as to payment of dividends to any class or series of the preferred stock that OceanFirst may issue in the future that is expressly stated to be senior to the Series A Preferred Stock. If at any time the OceanFirst does not pay, on the applicable dividend payment date, accrued dividends on any shares that rank in priority to the Series A Preferred Stock with respect to dividends, OceanFirst may not pay any dividends on the Series A Preferred Stock or repurchase, redeem, or otherwise acquire for consideration any shares of Series A Preferred Stock until OceanFirst has paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before OceanFirst may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the Series A Preferred Stock. As of the date hereof, there are no other shares of preferred stock issued and outstanding.

So long as any share of Series A Preferred Stock remains outstanding, unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of Series A Preferred Stock:

•no dividend or distribution shall be declared, paid, or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan);

•no junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by OceanFirst, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities; and
•no parity stock shall be repurchased, redeemed, or otherwise acquired for consideration by OceanFirst, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities.

Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date upon the shares of the Series A Preferred Stock and any shares of parity stock, all dividends declared upon the Series A Preferred Stock and all such parity stock payable on such dividend payment date shall be declared pro rata in proportion to the respective amounts of undeclared and unpaid dividends on the Series A Preferred Stock and all parity stock payable on such dividend payment date. To the extent a dividend period with respect to any parity stock coincides with more than one dividend period with respect to the Series A Preferred Stock for purposes of the immediately preceding sentence, OceanFirst’s board of directors will treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the Series A Preferred Stock, or shall treat such dividend period(s) with respect to any parity stock and dividend period(s) with respect to the Series A Preferred Stock for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments on such dividend parity stock and the Series A Preferred Stock. To the extent a dividend period with respect to the Series A Preferred Stock coincides with more than one dividend period with respect to any parity stock, for purposes of the first sentence of this paragraph, the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to such parity stock, or shall treat such dividend period(s) with respect to the Series A Preferred Stock and dividend period(s) with respect to any parity stock for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A Preferred Stock and such parity stock. For the purposes of this paragraph, the term “dividend period” as used with respect to any parity stock means such dividend periods as are provided for in the terms of such parity stock.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on junior stock, which includes common stock, from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock or parity stock shall not be entitled to participate in any such dividend.

Redemption
The Series A Preferred Stock is perpetual and has no maturity date and is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of the Series A Preferred Stock will not have any right to require the redemption or repurchase of their shares of Series A Preferred Stock.

OceanFirst may, at its option, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on May 15, 2025, or on any dividend payment date on or after May 15, 2025, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” in each case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the date fixed for redemption (the “redemption date”). Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable dividend record date will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Investors should not expect OceanFirst to redeem the Series A Preferred Stock on or after the date it becomes redeemable at OceanFirst’s option.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed, by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on OceanFirst’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series A Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•the redemption date;
•the number of shares of the Series A Preferred Stock to be redeemed and, if less than all of the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;
•the redemption price; and
•that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata, by lot, or in such other manner as OceanFirst may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the Series A Preferred Stock is listed.

Liquidation Rights
In the event that OceanFirst voluntarily or involuntarily liquidate, dissolve, or wind up its affairs, holders of the Series A Preferred Stock are entitled to receive out of OceanFirst’s assets available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or on parity with the Series A Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of OceanFirst’s business and affairs, including the Series A Preferred Stock, and before OceanFirst makes any distribution or payment out of its assets to the holders of common stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock with respect to distributions upon liquidation, dissolution, or winding-up, an amount per share equal to the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution). After payment of the full amount of the liquidating distribution described above, the holders of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of OceanFirst’s assets.

In any such distribution, if OceanFirst’s assets are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Stock and all holders of any shares of capital stock ranking as to any such liquidating distribution on parity with the Series A Preferred Stock, including the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on OceanFirst’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and the liquidation preference per share of any other capital stock ranking on parity with the Series A Preferred Stock as to liquidation rights has been paid in full, the holders of common stock or any other capital stock ranking, as to liquidation rights, junior to the Series A Preferred Stock will be entitled to receive all of the remaining assets according to their respective rights and preferences.

The Series A Preferred Stock may be fully subordinate to interests held by the U.S. government in the event the Company’s enters into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business, nor the consolidation or merger by OceanFirst with or into any other entity or by another entity with or into OceanFirst, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of its affairs.

Because the OceanFirst is a holding company, the rights and the rights of OceanFirst’s creditors and stockholders, including the holders of the Series A Preferred Stock, to participate in any distribution of assets of any of OceanFirst’s subsidiaries upon that subsidiary’s liquidation, dissolution, reorganization or winding-up or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that OceanFirst is a creditor with recognized claims against the subsidiary.

Holders of the Series A Preferred Stock are subordinate to all of OceanFirst’s indebtedness and to other non-equity claims on OceanFirst and its assets, including in the event that OceanFirst enters into a receivership, insolvency, liquidation or similar proceeding. In addition, holders of the Series A Preferred Stock (and of depositary shares representing the Series A Preferred Stock) may be fully subordinated to interests held by the U.S. government in the event that OceanFirst enters into a receivership, insolvency, liquidation or similar proceeding.

Voting Rights
Except as provided below and as determined by OceanFirst’s board of directors or a duly authorized committee of board of directors or as otherwise expressly required by law, the holders of the Series A Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series A Preferred Stock, or any parity stock upon which similar voting rights have been conferred (“special voting preferred stock”), shall have not been declared and paid in an aggregate amount equal to the amount of dividends payable on the Series A Preferred Stock for the equivalent of six or more quarterly dividend periods, whether or not consecutive (which refer to as a “nonpayment”), the holders of the Series A Preferred Stock, voting together as a class with holders of any special voting preferred stock then outstanding, will be entitled to vote (based on respective liquidation preferences) for the election of a total of two additional members of board of directors (which referred to as the “preferred directors”); provided that board of directors shall at no time include more than two preferred directors; provided, further, that the election of any such preferred directors may not cause OceanFirst to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which OceanFirst’s securities may be listed). In that event, the number of directors on board of directors shall automatically increase by two and, at the request of any holder of Series A Preferred Stock, a special meeting of the holders of Series A Preferred Stock and such special voting preferred stock, including the Series A Preferred Stock, for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A Preferred Stock and such special voting preferred stock for four dividend periods following the nonpayment.

If and when full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) for at least four dividend periods following a nonpayment on the Series A Preferred

Stock and such special voting preferred stock, the holders of the Series A Preferred Stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment) and the term of office of each preferred director so elected shall terminate and the number of directors on OceanFirst’s board of directors shall automatically decrease by two.

Any preferred director may be removed at any time without cause by the holders of a majority of the outstanding shares of the Series A Preferred Stock and such special voting preferred stock, voting together as a class, when they have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred director (other than prior to the initial election of the preferred directors) may be filled by the written consent of the preferred director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and such special voting preferred stock, voting together as a class, to serve until the next annual meeting of stockholders; provided that the filling of any such vacancy may not cause OceanFirst to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which OceanFirst’s securities may be listed). The preferred directors shall each be entitled to one vote per director on any matter on which OceanFirst’s directors are entitled to vote.

Under regulations adopted by the Federal Reserve, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over OceanFirst, will be subject to regulation as a bank holding company under the BHC Act. In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series. While OceanFirst does not believe the shares of Series A Preferred Stock are considered “voting securities” currently, holders of such stock should consult their own counsel with regard to regulatory implications. A holder or group of holders may also be deemed to control OceanFirst if they own one-third or more of OceanFirst’s total equity.

So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or OceanFirst’s certificate of incorporation, as amended, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series A Preferred Stock entitled to vote thereon, voting separately as a single class, shall be required to:

•authorize, create, issue, or increase the authorized amount of any class or series of OceanFirst’s capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or as to distributions upon OceanFirst’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of OceanFirst’s capital stock;
•amend, alter, or repeal the provisions of certificate of incorporation, as amended, including the certificate of designation, whether by merger, consolidation, or otherwise, so as to materially and adversely affect the special powers, preferences, privileges, or rights of the Series A Preferred Stock, taken as a whole; or
•consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business or consolidate with or merge into any other corporation, unless, in each case, the shares of the Series A Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have powers, preferences, privileges, and rights that are not materially less favorable to the holders thereof than the powers, preferences, privileges, and rights of the Series A Preferred Stock, taken as a whole.

When determining the application of the voting rights described in this section, the authorization, creation, and issuance, or an increase in the authorized or issued amount, of junior stock or any class or series of capital stock that by its terms expressly provides that it ranks on parity with the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon OceanFirst’s liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock, shall not be deemed to materially and adversely affect the special powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by OceanFirst for the benefit of the holders of the Series A Preferred Stock to effect such redemption.

Depositary Shares

General
Each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all of the powers, preferences, and special rights of the Series A Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Series A Preferred Stock those depositary shares represent. As of December 31, 2020, there were 2,294,811 depositary shares issued.

Dividends and Other Distributions
Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on each share of Series A Preferred Stock.

The depositary will distribute all dividends and other cash distributions received on the Series A Preferred Stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. If OceanFirst makes a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with OceanFirst’s approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depositary will round that amount up to the next highest whole cent and will request that OceanFirst pay the resulting additional amount to the depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depositary will disregard that fractional amount and it will be added to and be treated as part of the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series A Preferred Stock will be reduced by any amounts required to be withheld by OceanFirst or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series A Preferred Stock, until such taxes or other governmental charges are paid.

Liquidation Preference
In the event of liquidation, dissolution, or winding-up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series A Preferred Stock represented by the depositary shares.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of OceanFirst’s assets or business, nor the consolidation or merger by OceanFirst with or into any other entity or by another entity with or into the OceanFirst, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of OceanFirst’s affairs.

Redemption of Depositary Shares
If OceanFirst redeems the Series A Preferred Stock, in whole or in part, depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share will be 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus 1/40th of the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the redemption date.

If OceanFirst redeems shares of the Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series A Preferred Stock so redeemed. If OceanFirst redeems less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot or in such other manner as OceanFirst may determine to be fair and equitable. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related depositary shares.

Voting
Because each depositary share represents a 1/40th ownership interest in a share of Series A Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will, if requested in writing and provided with all necessary information, provide the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote or cause to be voted the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. OceanFirst will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will abstain from voting with respect to such shares (but may, at its discretion, appear at the meeting with respect to such shares unless directed to the contrary).

Applicable Anti-Takeover Provisions
Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of OceanFirst. The following description is only a summary and it is qualified by reference to the Certificate of Incorporation, the Bylaws and relevant provisions of the DGCL.

Blank Check Preferred Stock
The Certificate of Incorporation authorizes 5,0000,000 undesignated shares of Preferred Stock and permits OceanFirst’s Board of Directors to issue Preferred Stock with rights or preferences that could impede the success of any attempt to change control of OceanFirst. For example, OceanFirst’s Board of Directors, without stockholder approval, may create or issue Preferred Stock with conversion rights that could adversely affect the voting power of the holders of Common Stock as well as rights to such Preferred Stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such Preferred Stock may delay or prevent a change of control of OceanFirst. Furthermore, shares of Preferred Stock, if any are issued, may have other rights, including economic rights, senior to Common Stock, and, as a result, the issuance thereof could depress the market price of OceanFirst’s Common Stock.

No Cumulative Voting
The Certificate of Incorporation and the Bylaws do not provide holders of OceanFirst’s Common Stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of shares of Common Stock from obtaining representation on Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of OceanFirsty’s stockholders, the assumption of control by a holder of a large block of OceanFirst’s stock or the removal of incumbent management.

Advance Notice Requirements for Stockholder Proposals and Director Nominees
The Bylaws require stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of OceanFirst’s stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Secretary at principal executive offices not less than ninety (90) days prior to the date of the annual meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in the Bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of OceanFirst’s stockholders.

Business Combinations with an Interested Stockholder
The OceanFirst is also subject to Section 203 of the DGCL. Section 203 prohibits OceanFirst from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•prior to such date, OceanFirst’s board of directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or
•the business combination is approved by OceanFirst’s board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203, an “interested stockholder” is defined as an entity or person beneficially owning 15% or more of OceanFirst’s outstanding voting stock, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder.

Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to OceanFirst and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

In addition, OceanFirst’s certificate of incorporation provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the 10% voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (1) any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; (2) an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst; or (3) an assignee of shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or OceanFirst.